

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 5, 2009

Yvonne Zhang
Chief Financial Officer
Songzai International Holding Group Inc.
17890 Castleton Street, Suite 112
City of Industry, California 91748

> **Re:** **Songzai International Holding Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **Response Letter Dated May 26, 2009**
> **File No. 333-66994**

Dear Ms. Zhang:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008

Financial Statements

Note 1 – Organization and Description of Business, page F-7

1. We note your response to prior comment 2, regarding your identification of the accounting acquirer in the April 4, 2008 merger between Songzai and the Xing An Companies. In your analysis of paragraph 17(a) of SFAS 141, you state that the 80,000,000 shares of the company's common stock issued to the Xing An owners represent 53.75% of the voting securities of the combined company. However, it does not appear that your calculations of voting interest include the voting rights of your preferred stock. We understand from your disclosure at page 44 of your 2008 Form 10-K that each of the 400,000 shares of preferred stock held by Mr. Hongwen Li are convertible into 10 shares of common stock

and vote on an as-if-converted basis. Please tell us how you have considered the voting rights of the 400,000 shares of preferred stock in determining which group of owners retained or received the larger portion of the voting rights in the combined entity upon consummation of the merger and how the consideration of this factor effects your conclusion as to the accounting acquirer.

Note 6 – Prepaid Mining Right, page F-14

2.   We have read your response to prior comment 5 in which you explain that a scenario in which extraction of all existing coal at a mine falls short of the amount specified on a mining right is not possible as your mining rights are based on actual reserves of the mines and represents "with certainty" the amounts extractable from such mines. Tell us how you have determined this certainty. Include details sufficient to understand how your approach differs from the guidance in Industry Guide 7, in your view. Additionally, please describe the recovery mechanisms you may pursue if it is discovered that sufficient coal deposits do not exist to the levels of amounts already paid; or which cannot be extracted in an economically advantageous manner.

3.   We note your response to prior comment 6, regarding your mining rights and permits, clarifying that prepaid mining rights represent that portion of the mining rights for which you have paid. Please add this clarification to your disclosure and file copies of the original and translated agreements as exhibits to your Form 10-K.

Note 19 – U.S. Parent Company Only Financial Statements, page F-22

4.   We have reviewed the schedule you provided in response to prior comment 7 and note that the reconciliation begins with the parent company equity as of December 31, 2007 and includes consolidated equity activity in 2008 to arrive at the consolidated equity balances as of December 31, 2008. Please provide a reconciliation which begins with parent company equity as of the December 31, 2008, showing adjustments to arrive at consolidated equity as of December 31, 2008, for each component of equity. As we do not typically observe differences in these metrics, please provide an explanation for the reconciling items with details sufficient to understand your rationale.

Form 10-Qs for the Quarter Ended March 31, June 30, and September 30, 2008

Controls and Procedures, page 16

5.   We note your response to our prior comment 10. We further note that your
       disclosure controls and procedures were not effective for the years ended
       December 31, 2007 and December 31, 2008 as a result of the same material
       weaknesses in your internal control over financial reporting. Please explain to us
       how you concluded that your disclosure controls and procedures were effective
       for the quarters ended March 31, June 30, and September 30, 2008. In addition,
       please reconfirm the disclosure in your Form 10-Q for the quarter ended March
       31, 2009 that your disclosure controls and procedures were effective.

Engineering Comments

Note 6 – Prepaid Mining Right, page F-14

6.   We note your response to prior comment 4 in which you assert that the standards
       of Industry Guide 7 are not applicable because your mining operations are
       conducted and your coal sales occur exclusively in the People's Republic of
       China. Further, your state that reporting these proven and probable reserves
       would be inaccurate as compared to the coal quantities ascribed to your mining
       rights. Given that you also acknowledge that your total reserves are less than the
       quantities you are entitled to extract, the logic in your position continues to be
       elusive.

       We suggest that you revisit the guidance in Industry Guide 7, as it is unclear
       which aspect of the definition you find problematic in the context of your
       operation. In particular, you should understand that reserves include only those
       quantities that you are legally entitled to extract. Accordingly, we would not
       expect you to claim reserves at the mine site which are not available to you under
       the prepaid arrangement. Further, the definition requires extraction to be
       economically viable. Tell us whether you intend to mine coal under your
       arrangement even if doing so would generate losses rather than profits.

       Since you are filing as a U.S. domestic company, incorporated in the Sate of
       Nevada, you must adhere to the filing requirements of Regulation 13A and the
       instructions to Form 10-K. We understand that your mining rights allow you to
       extract a fixed amount of coal which is based on a geologic assessment that also
       includes marginal, sub-marginal and un-economic coal quantities without regard
       to economic conditions. In contrast, Industry Guide 7 proven and probable
       reserves are demonstrated to be economically viable through a detailed and well

documented economic study prior to disclosure. Please state updated Industry Guide 7 proven and probable reserves as of the end of your current fiscal year and include the heat content (Kcal) and the sulfur content of these reserves.

Additional disclosure regarding environmental considerations, such as the minimum harmful chemical content which meet the stringent environmental standards set by the Central Government of China for coal sales would be helpful to investors assessing your mining operations. Please note that production from your current operations should reconcile to previous reserve estimates. Any variances or major changes in your estimates of proven and probable reserves, whether due to production, or new information arising from engineering or geologic studies, should be well documented in the text of your filing.

Please remove all marginal, sub-marginal and un-economic coal quantities from reserve estimates for which you have demonstrated viable economics.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Branch Chief at (202) 551-3686 for any questions on the financial statements or related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579, Mike Karney at (202) 551-3847, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director